
                                                                [ LOGO] CELANESE

SHAREHOLDER LETTER


FIRST QUARTER 2002                 >  BETTER THAN EXPECTED MARKET CONDITIONS
                                      COMBINED WITH COST REDUCTIONS CONTRIBUTED
                                      TO HIGHER THAN ANTICIPATED RESULTS

                                   >  NET SALES DECLINED YEAR ON YEAR BY 11% TO
                                      (EURO) 1.2 BILLION; UP 4 % VERSUS FOURTH
                                      QUARTER

                                   >  EBITDA EXCLUDING SPECIAL CHARGES DECREASED
                                      YEAR ON YEAR BY 14 %; INCREASED 74 %
                                      VERSUS FOURTH QUARTER

                                   >  COMPARABLE EPS DECLINED TO (EURO) 0.52
                                      FROM (EURO) 0.92 A YEAR EARLIER

[ PICTURE OMITTED ] DEAR SHAREHOLDER,


   During the first quarter, our                      versus (euro) 0.92 for the comparable period of 2001.
performance exceeded our expectations as we
have seen some improvements in a difficult market        EBITDA excluding special charges decreased by
environment and achieved productivity gains as        14 % from the comparable quarter last year, which
planned. Compared to the very weak fourth quarter     included a compensation payment from a supplier.
of 2001, sales volumes improved in most of our        In the first quarter of 2002, the cost of natural
businesses as a result of industry restocking         gas and other raw materials declined significantly
and higher demand. In addition, we realized cost      from historical highs last year but pricing for most
savings from our restructuring and Six Sigma          acetyl products also fell substantially amid reduced
initiatives. Compared to the fourth quarter of        demand and market over-supply. Ticona's results
2001, EBITDA excluding special charges increased      continue to be affected by the major downturn in the
by 74%.                                               telecommunications industry that began in the second
                                                      quarter of last year.
   Although we have seen improvements in
many of our markets since year end, our results          In the first quarter, we continued to focus on
in the first quarter of  2002 were lower than         improving profitability and reducing costs in a
those of the comparable quarter in 2001. Net          number of areas. We progressed with the
sales declined by 11%, reflecting lower pricing       implementation of our Forward restructuring
mainly in our chemical segments Acetyl Products       initiative. In addition, teams of Celanese employees
and Chemical Intermediates. Volumes increased in      across the company are working on a growing number
both chemical segments and decreased in Acetate       of projects based on Six Sigma, a powerful business
Products and in the Technical Polymers Ticona         improvement tool.
segment.
                                                         We have also taken steps to optimize our business
   Earnings from continuing operations for the        portfolio and to grow into new markets. In March,
first quarter of 2002 were (euro) 26 million or       we signed a letter of intent to form a 50/50 joint
(euro) 0.52 per share, unchanged from the same        venture that would combine our European oxo products
period last year. Earnings per share from             business with that of
continuing operations excluding special charges
and adjusted for intangible amortization were
(euro) 0.52


































FINANCIAL HIGHLIGHTS

                                              Q1     Q1
IN (EURO)MILLIONS                           2002   2001
=======================================================
Net sales                                  1,182  1,331
EBITDA excluding special charges (1 )        115    134
EBITDA MARGIN (2)                            9.7%  10.1%
Special charges, net                           0     (1)
Depreciation & amortization
  expense                                     80    101
Operating profit                              35     32
Earnings before taxes                         38     32
  Earnings from continuing
  operations                                  26     26
  Net earnings adjusted for
  intangible amortization                     36     46

Capital expenditures                          49     37
-------------------------------------------------------

EARNINGS PER SHARE (EPS IN EURO)(3):
  EPS from continuing operations            0.52   0.52
  ADJUSTMENTS TO EPS:
    SPECIAL CHARGES, NET OF TAX (4)         0.00   0.01
    INTANGIBLE AMORTIZATION                        0.39
-------------------------------------------------------
  EPS FROM CONTINUING OPERATIONS EX-
    CLUDING SPECIAL CHARGES AND ADJUST-
    ED FOR INTANGIBLE AMORTIZATION          0.52   0.92

Average shares outstanding (thou)         50,335 50,326
-------------------------------------------------------

                                          MAR 31 DEC 31
IN EURO MILLIONS                            2002   2001
=======================================================
Trade working capital (5)                    739    687
Total financial debt (6,8)                   913    880
Net financial debt (7,8)                     873    832
Shareholders' equity                       2,265  2,210
Total assets                               6,953  7,064
=======================================================
(1) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION EXCLUDING SPECIAL CHARGES EQUALS
    OPERATING PROFIT PLUS DEPRECIATION & AMORTIZATION
    PLUS SPECIAL CHARGES
(2) EBITDA EXCLUDING SPECIAL CHARGES AS PERCENTAGE OF
    NET SALES
(3) PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES
    OUTSTANDING IN EACH PERIOD
(4) SPECIAL CHARGES EXCLUDING GOODWILL IMPAIRMENT TAX
    AFFECTED USING A NOTIONAL 38% TAX RATE
(5) TRADE ACCOUNTS RECEIVABLE FROM 3RD PARTIES AND
    AFFILIATES NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS, PLUS INVENTORIES, LESS TRADE ACCOUNTS PAYABLE TO 3RD
    PARTIES AND AFFILIATES. EXCLUDING THE EFFECTS FROM THE
    SALE OF RECEIVABLES UNDER THE ASSET SECURITIZATION PROGRAM, TRADE WORKING CAPITAL WOULD HAVE BEEN (EURO) 825 MILLION
    AT THE END OF THE FIRST QUARTER OF 2002
(6) SHORT- AND LONG-TERM DEBT
(7) TOTAL FINANCIAL DEBT LESS CASH & CASH EQUIVALENTS
(8) EXCLUDING THE CASH RECEIVED FROM THE SALE OF
    RECEIVABLES UNDER THE ASSET SECURITIZATION PROGRAM, NET FINANCIAL DEBT WOULD HAVE BEEN (EURO) 86 MILLION HIGHER ON MARCH 31, 2002

CELANESE SHAREHOLDER LETTER
FIRST QUARTER 2002 IN BRIEF


Degussa AG. This venture is expected                          The first quarter of 2001 included income of (euro) 31
to improve the performance of this challenged business.       million associated with a compensation payment from a
Furthermore, we signed an agreement to establish a            carbon monoxide supplier in Singapore. Significantly
European joint venture with Hatco Corporation to              lower selling prices were mostly offset by increased
produce neo-polyol esters, products used in synthetic         sales volumes and cost savings achieved through
lubricants, a growing market that serves the                  restructuring initiatives and other efforts.
automotive, aviation and refrigeration markets.               Compared to the fourth quarter of 2001, the EBITDA
                                                              margin increased from 5.5 % to 9.3 % due to higher
   As of March 31, 2002, Celanese had 11,800                  volumes and cost reductions.
employees, compared to 13,100 a year ago.
                                                              CHEMICAL INTERMEDIATES
ACETYL PRODUCTS
                                                                 In the first quarter of 2002, net sales of Chemical
   In Acetyl Products, first quarter net sales                Intermediates decreased by 12 % to (euro) 248 million.
decreased by 18 % to (euro) 473 million from the              (prices -18 %, volumes + 3 %, currency + 3 %).
comparable period last year. (prices -30 %,                   Pricing declined for most products, including acrylic
volumes + 9 %, currency + 3 %). Reductions in the             acid, butanol and butyl acrylate, reflecting
cost of key raw materials put pressure on selling             continued market pressure and pass through of lower
prices for acetic acid and vinyl acetate, the main            raw material costs, primarily propylene. Volumes
products in this segment. Volumes increased in                rose slightly in acrylates, while oxo and specialties
acetic acid and vinyl acetate monomer primarily in            volumes remained flat.
Asia where production levels in Singapore were also
higher.                                                          EBITDA excluding special charges increased
                                                              substantially to (euro) 21 million from (euro) 1
   EBITDA excluding special charges declined from             million as oxo and specialty products benefited from
(euro) 73 million to (euro) 44 million.                       lower raw material and energy costs. Margin
                                                              improvements in oxo products benefited from temporarily
CONSOLIDATED BALANCE SHEET                                    tight market conditions. Cost reductions, including
                                                              restructuring initiatives, contributed to the improved
                                  MAR 31   DEC 31             profitability
IN EURO MILLIONS                    2002     2001
=================================================             ACETATE PRODUCTS
ASSETS
  Cash & cash equivalents             40       48                Acetate Products net sales in the first quarter
  Receivables, net                 1,210    1,216             of 2002 decreased 6 % to (euro) 169 million compared to
  Inventories                        634      639             the first quarter of 2001. (volumes -11%, currency +
  Other current assets               132      144             5 %, prices flat). Acetate filament volumes continued
  Investments                        512      566             to decline in the first quarter of 2002 because of
  Property, plant & equipment,                                weaker demand from the U.S. textile industry,
  net                              2,020    2,036             increasing competition in Asia and further
  Intangible assets, net           1,183    1,171             inter-fiber substitution. Sales of acetate tow,
  Other non current assets         1,222    1,244             which represent the majority of segment sales, were
-------------------------------------------------             slightly
TOTAL ASSETS                       6,953    7,064
-------------------------------------------------

LIABILITIES AND
SHAREHOLDERS' EQUITY
Short-term borrowings and
current installments of long-
term debt                            238      267
Accounts payable & accrued
liabilities                        1,382    1,502
Other current liabilities            476      468
Long-term debt                       675      613
Other non current liabilities      1,917    2,004
Shareholders' equity               2,265    2,210
-------------------------------------------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY               6,953    7,064
-------------------------------------------------

























CONSOLIDATED STATEMENTS OF OPERATIONS

                                      Q1       Q1
IN EURO MILLIONS                    2002     2001
=================================================
NET SALES                          1,182    1,331
  Cost of sales                     (994)  (1,133)
-------------------------------------------------
GROSS PROFIT                         188      198

  Selling, general &
  administrative expense            (143)    (144)
  Research & development
  expense                            (20)     (23)
  Special charges                      0       (1)
  Foreign exchange gain                0        1
  Gain on disposition of assets       10        1
-------------------------------------------------
OPERATING PROFIT                      35       32

  Equity in net earnings of
  affiliates                           4        4
  Interest expense                   (17)     (21)
  Interest & other income, net        16       17
-------------------------------------------------
EARNINGS BEFORE INCOME TAXES FROM
  CONTINUING OPERATIONS               38       32

Income tax expense                   (12)      (6)
-------------------------------------------------
EARNINGS FROM CONTINUING
  OPERATIONS                          26       26

  Gain on disposals of discontinued
  operations                           0        0
-------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE      26       26

  Cumulative effect of change
  in accounting principle             10        0
-------------------------------------------------
NET EARNINGS                          36       26

  Adjustment for intangible
  amortization                                 20
-------------------------------------------------
NET EARNINGS ADJUSTED FOR
  INTANGIBLE AMORTIZATION             36       46
=================================================

lower due to delayed timing of some tow shipments into the second quarter.

   EBITDA excluding special charges decreased by 8 million to (euro) 13 million primarily due to lower filament volume.

TECHNICAL POLYMERS TICONA

   Net sales for Ticona declined by 6 % to (euro)
202 million compared to the first quarter of last year. (volumes -7 %, prices -2 %, currency + 3 %).
Compared to the fourth quarter of 2001, sales increased by 20 %. The year-on-year drop in demand was largely the result of the downturn in the global telecommunications market and weakening in the European automotive market. However, when compared to the fourth quarter of 2001, sales volumes improved significantly, mainly due to increased sales into consumer durables and U.S. automotive applications.


NEWS FROM THE BUSINESS

------------------------------------------------------------     SEGMENT PERFORMANCE
  >   CELANESE VENTURES STARTS PRODUCTION OF
      OMEGA-3 FATTY ACIDS                                        SEGMENT NET SALES
                                                                                                      Q1       Q1
      Celanese Ventures and a leading fermentation               IN EURO MILLIONS                   2002     2001
  company recently fulfilled the preconditions for               =================================================
  entering the market for omega-3 fatty acids. Using               Acetyl Products                   473      576
  its patented biotechnological process, Celanese                  Chemical Intermediates            248      283
  Ventures has started producing docosahexaenoic                   Acetate Products                  169      180
                           acid (DHA), the most                    Technical Polymers Ticona         202      214
                           important of these acids.               Performance Products              114      112
                                 DHA customers are               -------------------------------------------------
                           primarily producers of                SEGMENT TOTAL                     1,206    1,365
                           functional food, beverages              Other activities                   19       13
                           and food supplements.                   Intersegment eliminations         (43)     (47)
                           Extensive  studies have               -------------------------------------------------
    [ PICTURE OMITTED ]    shown that DHA helps                  TOTAL                             1,182    1,331
                           prevent mental and cardio-            =================================================
                           vascular diseases, as well
                           as aiding the development             SEGMENT EBITDA
                           of the brain and retina               EXCLUDING SPECIAL CHARGES
                           in unborn children and
                           infants.                                                                   Q1       Q1
                                                                 IN   MILLIONS                      2002     2001
  >   AIRBUS FLIES WITH POLYMER FROM TICONA                      =================================================
                                                                   Acetyl Products                    44       73
      The glass fibre-reinforced engineering polymer               Chemical Intermediates             21        1
  "Fortron" from Ticona will be flying high in the                 Acetate Products                   13       21
  new Airbus A340-500 and 600 Series, which will go                Technical Polymers Ticona          28       30
  into service beginning in 2003.                                  Performance Products               20       21
  The Dutch company Fokker                                       ------------------------------------------------
  Special Products is the                                        SEGMENT TOTAL                       126      146
  first manufacturer of                                            Other activities                  (11)     (12)
  aircraft components to      [ PICTURE OMITTED ]                -------------------------------------------------
  construct large  wing                                          TOTAL                               115      134
  profile parts made of                                          =================================================
  plastic, instead of the
  conventional aluminium. By                                        EBITDA excluding special charges decreased 7 % to
  using Fortron, Airbus Industries has reduced the               (euro) 28 million from the same quarter last year as
  weight of these components by around 20 % in                   a result of lower volumes and pricing, which were
  comparison to aluminium, and at the same time                  partially offset by lower raw material and energy
  saved manufacturing time and costs.                            costs. EBITDA excluding special charges increased
                                                                 from break-even in the fourth quarter of 2001.
  >   REAPING THE BENEFITS OF THE MANAGEMENT TOOL
      SIX SIGMA                                                  PERFORMANCE PRODUCTS

      Who says challenging the status quo doesn't pay               Performance Products net sales rose 2 % to (euro)
                       big dividends? A team at                  114 million. (volumes + 5 %, prices -2 %, currency
                       Celanese's Pampa, Texas plant             -1%). Nutrinova sales remained at the same level as
                       proved this wrong in a big way            last year, while Trespaphan OPP film sales rose on
  [ PICTURE OMITTED ]  and in the process  will bring            higher overall demand and additional business in
                       in (euro) 3.5 million in                  Asia, which was partly offset by lower pricing.
                       additional sales  revenue for             EBITDA excluding special charges for the segment
                       2002 on a 2002 on a (euro)                remained relatively flat.
                       42,000 investment.
                                                                 OUTLOOK
      The team had the assignment of increasing
  production of a group of solvents. Using Six Sigma,               Following the solid start to the year, we now
  a powerful world-renowned management tool, and                 expect first-half 2002 EBITDA excluding special
  advanced process control, a close monitoring of                charges to be stronger than the second half of last
  production through computers, the team vastly                  year and our previous guidance. Rising raw material
  improved production yield. Both instruments are                costs, reduced re-stocking effects and plant
  being rolled out in many other areas of Celanese.              maintenance turnarounds are ex-
------------------------------------------------------------



CELANESE SHAREHOLDER LETTER
FIRST QUARTER 2002 IN BREIF

--------------------------------------------------------------------------------------------       YOUR CONTACTS AT CELANESE AG
      CELANESE ON THE STOCK EXCHANGE
--------------------------------------------------------------------------------------------       MEDIA RELATIONS
                                                 The quarterly closing low occurred
                                                 on February 7th in Frankfurt and New              Ann Frechette
                                                 York at (euro) 20.00 and US$ 17.25,               Phone: ++1 / 908 / 598 4357
                                                 respectively.                                     Fax: ++1 / 908 /598 4465
                                                    At the end of March, Celanese had a            Ann.Frechette@Celanese.com
              [ PICTURE OMITTED ]                total of 50,334,891 shares outstanding,
                                                 with an additional 5,580,478 shares held          Ursula Tober
*  (THE DOW CHEMICAL COMPANY / UNION CARBIDE     in treasury. More than 11 % of all       s        Phone: ++49 / 69 / 305 3737
   CORPORATION, DSM NV, EASTMAN CHEMICAL         outstanding shares were traded during thi         Fax: ++49 / 69 / 305 84160
   COMPANY, SOLUTIA INC., LYONDELL CHEMICAL      quarter on the Frankfurt Xetra trading            U.Tober@Celanese.com
   CORPORATION, IMPERIAL CHEMICAL INDUSTRIES     platform and the New York Stock
   PLC, METHANEX CORPORATION, RHODIA SA AND      Exchange, with 28 % of the volume                 Phillip Elliott
   MILLENNIUM CHEMICALS INC.)                    traded in New York.                               Phone: ++49 / 69 / 305 33480
                                                    Following the publication and                  Fax: ++49 / 69 / 305 84160
                                                 presentation of our 2001 annual results           P.Elliott@Celanese.com
                                                 on March 7th, management met with
                                                 investors in Europe and North America             INVESTOR RELATIONS
    During the first quarter, Celanese shares    and presented the company's strategy
performed above a selected group of peer         and business developments at an                   Michael Oberste-Wilms
companies and the German M-DAX index. On March   international chemical conference in              Phone: ++49 / 69 / 305 83199
22nd the share price recorded a quarterly        Spain.                                            Fax: ++49 / 69 / 305 83195
closing high of (euro) 24.89 in Frankfurt and                                                      M.Oberste-Wilms@Celanese.com
a high of US$ 22.30 in New York.
--------------------------------------------------------------------------------------------       Andrea Stine
                                                                                                   Phone: ++1 /908/ 522 7784
   pected to pressure second-quarter results.       EBITDA excluding special charges to            Fax: ++1 /908/ 522 7583
   We expect second-half EBITDA exclud-             approximate last year's level of (euro)        A.Stine@Celanese.com
   special charges to be somewhat                   420 million.
   higher than in the first half based on an
   improving economy and on increasing              Sincerely,
   cost savings from restructuring and other
   initiatives.
      Assuming reduced volatility in hydrocarbon    /s/ Claudio Sonder
   costs and further gradual firming in end-use     -------------------------------------------
   demand for most of our products, we expect       Claudio Sonder                                 FURTHER INFORMATION
   full-year 2002                                   CHAIRMAN OF THE BOARD OF MANAGEMENT
                                                                                                   ON REQUEST, WE WOULD BE
   BASIS OF PRESENTATION                                                                           PLEASED TO SEND YOU OUR DETAILED
                                                                                                   QUARTERLY REPORT AND OUR 2001
   Effective January 1, 2002, Celanese adopted Statement of Financial Accounting                   ANNUAL AND FINANCIAL REPORTS.
   Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets".
                                                                                                   PLEASE WRITE TO:
   FOOTNOTES

   RESULTS UNAUDITED: The foregoing results, together with the adjustments made                     > CELANESE AG
   to present the results on a comparable basis, have not been audited and are                        FRANKFURTER STRASSE 111
   based on the internal financial data furnished to management. Accordingly,                         61476 KRONBERG IM TAUNUS
   the quarterly results should not be taken as an indication of the results of                       GERMANY
   operations to be reported by Celanese for any subsequent period or for the
   full fiscal year.                                                                               YOU CAN ALSO GET IN TOUCH WITH
                                                                                                   US BY PHONE OR FAX:
   RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude
   operations that have been discontinued. The results of these businesses are                      > PHONE++49/69/30 52 66 66
   reflected in the interim balance sheets, income statements and statements of                     > FAX++49/69/30 58 34 66
   cash flows as discontinued operations.
                                                                                                   OR CONTACT US VIA E-MAIL:
   FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not
   historical facts are forward-looking statements as defined in the U.S. Private                     PR@CELANESE.COM
   Securities Litigation Reform Act of 1995. Words such as "anticipate",
   "believe,""estimate," "intend," "may," "will," "expect," and "project" and                      PLEASE VISIT OUR WEB SITE:
   similar expressions as they relate to Celanese or its management are intended to
   identify such forward-looking statements. Investors are cautioned that                           > WWW.CELANESE.COM
   forward-looking statements in this report are subject to various risks and
   uncertainties that could cause actual results to differ materially from                         YOU CAN DOWNLOAD ALL OF OUR
   expectations. Important factors include, among others, changes in general                       PUBLICATIONS FROM OUR WEB SITE,
   economic, business and political conditions, fluctuating exchange rates, the                    WHERE YOU CAN ALSO FIND UP-TO-
   length and depth of product and industry business cycles, changes in the price                  DATE INFORMATION ON CELANESE.
   and availability of raw materials, actions which may be taken by competitors,
   application of new or changed accounting standards or other government agency                   THE ANNUAL GENERAL MEETING OF
   regulations, the impact of tax legislation and regulations in jurisdictions in                  CELANESE AG WILL BE HELD IN
   which Celanese operates, the timing and rate at which tax credit and loss                       OBERHAUSEN, GERMANY, ON MAY 15,
   carryforwards can be utilized, changes in the degree of patent and other legal                  2002. THE REPORT ON THE SECOND
   protection afforded to Celanese's products, potential disruption or interruption                QUARTER OF 2002 WILL BE RELEASED
   of production due to accidents or other unforeseen events, delays in the                        ON JULY 30.
   construction of facilities, potential liability for remedial actions under
   existing or future environmental regulations and potential liability resulting                  THIS SHAREHOLDER LETTER IS ALSO
   from pending or future litigation, and other factors discussed above. Many of                   AVAILABLE IN GERMAN.
   the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange
   Commission (the "SEC"), including its Annual Report on Form 20-F filed with the
   SEC on March 7, 2002. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.